BERKSHIRE BANCORP INC.
160 Broadway
New York, NY  10038

April 30, 2010

VIA EDGAR

Ms. Brittany Ebbertt
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Berkshire Bancorp Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
File No. 000-13649

Dear Ms. Ebbertt:

I am writing to you on behalf of Berkshire Bancorp Inc. (the “Company”).  Reference is made to the Staff’s comment letter to the Company dated April 16, 2010 (the “Comment Letter”). The Staff requested that, within ten business days of the date of the Comment Letter, the Company respond  to the Comment Letter or tell the Staff when the Company will respond.  The Company continues to gather the information required to respond to the Comment Letter and will respond on or before  May 7, 2010.

Please contact me at (212) 791-5362 if you have any questions regarding this letter.

Thank you for your courtesy.

Very truly yours, /s/ Steven Rosenberg Chief Executive Officer and President